Mail Stop 4561

September 26, 2007

William P. Lyons
Chairman of the Board and CEO
AXS-One, Inc.
301 Route 17 North
Rutherford, NJ 07070

> **Re: AXS-One, Inc.**
> **Amendment 1 to Registration Statement on Form S-3**
> **Filed: September 5, 2007**
> **File No. 333-144559**

Dear Mr. Lyons:

We have reviewed your submission and have the following comments.

<u>General</u>

1.   We note the registration statement covers the resale of 442,722 shares of common stock that you may issue for payment of interest on the Series A 6% and Series B 6% Secured Convertible Promissory Notes. In this regard, disclosure on page 13 indicates that "any accrued interest amounts shall be converted into common stock." But Section 8 of the debentures filed with your Form 8-K dated May 29, 2007 indicates that the investor may maintain some discretion over whether interest payments are to be made in cash or stock. As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the notes is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any future interest accrued. Please confirm your understanding of this position.

2.   Please revise to disclose the tabular information presented in response to comments 7-9 of our letter dated August 17, 2007. In addition, please supplement your disclosure as appropriate to provide a materially complete assessment of the effective transaction costs associated with the May 29, 2007 financing arrangement and its impact on the capital structure of AXS-One. In this regard, you disclose on page 12 that net-cash proceeds after transaction expenses were approximately $4.9 million yet this does not appropriately convey the impact of $1,320,000 in costs you effectively incurred as a result of the $0.66 per share discount you offered on the 2,000,000 common stock purchase warrants. Notwithstanding the fact that the conversion prices of the Series A Notes and Series B Notes were each at a premium to the market price of your common stock on the closing date of the private placement transaction, please provide an analysis that blends the effect of the non-cash discount of $0.66 per warrant share on the overall transactional expenses incurred by AXS-One.

Where You Can Find More Information, page 18

3.   Please revise to incorporate by reference your Form 8-K dated September 4, 2007. See CF Telephone Interpretation H.69.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

William P. Lyons
AXS-One, Inc.
September 26, 2007
Page 3

   You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director

cc: <u>Via Facsimile (203) 363-7676</u>
   Michael Grundei, Esq.
   Wiggin and Dana LLP
   Telephone: (203) 363-7600